First Western Funds Trust

225 Pictoria Drive, Suite 450

Cincinnati, Ohio 45246

December 18, 2020

FILED VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The First Western Funds Trust (the “Trust”), on behalf of its series: the First Western Fixed Income Fund, the First Western Short Duration Bond Fund and the First Western Short Duration High Yield Credit Fund (individually, a “Fund,” collectively, the “Funds”)

File Nos. 811-22691; 333-180717

Ladies and Gentlemen:

Ms. Ashley Vroman-Lee of the Staff of the Securities and Exchange Commission (the “Commission”) contacted us on December 8, 2020 to provide comments to the Trust’s registration statement on Form N-1A, which was filed for the purpose of including disclosures related to a new investment adviser and the addition of a sub-adviser to the Trust. The following are the comments provided and the Funds’ response to each:

PROSPECTUS

COMMENT:	With regards to the italicized language in the front cover legend, please include instructions in this prospectus for shareholders who hold their shares through intermediaries and elect to continue to receive paper copies of shareholder reports.

“If you own shares of the Fund(s) through a financial intermediary, you may contact your financial intermediary or follow instructions included with this disclosure to elect to continue to receive paper copies of your shareholder reports.”

RESPONSE:	We have removed this disclosure from the legend since the legend already instructs shareholders who hold shares through intermediaries to contact their intermediary if they elect to continue to receive paper copies of shareholder reports.

First Western Funds Trust/ Ultimus Fund Solutions, LLC | 225 Pictoria Drive, Suite 450 | Cincinnati, OH 45246 |

513.587.3400 | fax 513.587.3450

www.ultimusfundsolutions.com

Fund Summary

Fees and Expense Table

COMMENT:	(Applies to All Funds). Explain why “Other Expenses” are estimated for Retail Shares.

RESPONSE:	Although the Retail Share Class of each Fund has been established for over one year, it has not begun operations, therefore we have based the percentage of other expenses on estimated amounts for the current fiscal year pursuant to Item 6 of the Form N-1A instructions.

COMMENT:	(Applies to All Funds). Please confirm that the missing date in the description of the contractual fee arrangement will be filled in prior to finalizing the registration statement and that the contractual arrangement will extend for at least one year.

RESPONSE:	We confirm that the missing information will be added to the final registration statement and represent that the contractual fee arrangement will be in place for a period of two years from the date the advisory agreement with Oakhurst Capital Management, LLC (the “Adviser”) becomes effective.

COMMENT:	(Applies to all Funds). In accordance with AICPA Audit Risk Alert AREA-IN-73, disclose in footnote (2) to the table of Annual Fund Operating Expenses that prior years’ expenses can be recovered by the Adviser only if the current expense ratio is less than the prior year expense cap that was in place when such prior years’ expenses were reduced.

RESPONSE:	The following italicized disclosure has been added to the footnotes.

Management fee reductions and Other Expenses absorbed by the Adviser are subject to repayment by the Fund for a period of 3 years following the date such fees and expenses were waived or reimbursed, provided that the repayments do not cause Total Annual Fund Operating Expenses (excluding brokerage costs, taxes, borrowing costs, interest, Acquired Fund Fees and Expenses and extraordinary expenses) to exceed either: (i) the expense limitation in effect at the time such fees and expenses were waived or absorbed; or (ii) any expense limitation in effect at the time the Adviser seeks reimbursement of such fees and expenses.

Principal Investment Strategies

COMMENT:	(Applies to all Funds). In the Principal Investment Strategy Section, disclose each Fund’s strategies with respect to portfolio turnover so that the “High Portfolio Turnover Risk” disclosure is based upon a principal investment strategy.

RESPONSE:	We have removed “High Portfolio Turnover Risk” as a principal risk for each Fund since the turnover rate of each Fund is not based upon a particular strategy but rather, the Sub-Advisor’s assessment of the economy, relative values in the market, and the Sub-Adviser’s determination of a Fund’s optimal portfolio positioning. We have added the following disclosure to the “Non-Principal Investment Strategy” section and moved the associated risk disclosure to the “Non-Principal Risk” section.

“Each Fund may engage in active and frequent trading of its portfolio securities based upon the Sub-Advisor’s assessment of the economy and relative values in the fixed income markets.”

COMMENT:	(Applies to all Funds). With regards to the Funds’ investments in convertible securities, please indicate whether any Fund will invest in contingent convertible securities (CoCos).

RESPONSE:	F/m Investments, LLC (the “Sub-Adviser”) has indicated that it presently does not intend to invest in CoCos on behalf of any Fund.

COMMENT:	(Applies to First Western Short Duration High Yield Credit Fund). Please add disclosure in the paragraph before the “Principal Risks” section that provides an example of duration.

RESPONSE:	We have added the requested disclosure to the second paragraph of the “Principal Investment Strategies” for this Fund.

“The Sub-Adviser also actively manages the Fund’s average duration, which is a measure of the sensitivity of the price of a fixed-income investment to a change in interest rates. For example, if interest rates move up 1 percentage point (1%) while the Fund’s duration is 4 years, the Fund’s share price would be expected to decline by 4%. The larger the duration number, the greater an investment’s sensitivity to changes in interest rates.”

Principal Risks

COMMENT:	(Applies to all Funds). Please make the interest rate risk disclosures more prominent.

RESPONSE:	We have moved “Interest Rate Risk” to a separate heading. It is no longer a subsection of ”Risks of Fixed Income Investments.”

COMMENT:	(Applies to all Funds). Please explain why Foreign Securities risk is listed as a Principal Risk, given the small amount of each Fund’s foreign investments.

RESPONSE:	We have removed references to foreign securities investments and risks from the Summary Section to the Non-Principal Investment Strategies and Risks section.

COMMENT:	(Applies to First Western Short Duration Bond Fund). Please disclose the specific type of bank obligations that are eligible for investment by the First Western Short Duration Bond Fund. If the Fund intends to invest in covenant-lite loans, please include them in the description and provide disclosure on the accompanying risks of such investments.

RESPONSE:	The First Western Short Duration Bond Fund may invest in bank debt obligations, which the Sub-Adviser defines as traditional unsecured bond issues from bank borrowers. The Short Duration Bond Fund does not intend to invest in leveraged loans, also referred to as bank debt, senior loans and covenant-lite loans. Therefore, we have not changed the bank obligations risk disclosure for the First Western Short Duration Bond Fund. The Sub-Adviser has indicated that a majority of senior loans in the marketplace are covenant lite loans and we have therefore added the following risk disclosure to the “Loan Interest Risk” section for the First Western High Yield Credit Fund.

“The senior loan market has seen a significant increase in loans with weaker lender protections including, but not limited to, limited financial maintenance covenants or, in some cases, no financial maintenance covenants (i.e., “covenant-lite loans”) that would typically be included in a traditional loan agreement and general weakening of other restrictive covenants applicable to the borrower such as limitations on incurrence of additional debt, restrictions on payments of junior debt or restrictions on dividends and distributions. Weaker lender protections such as the absence of financial maintenance covenants in a loan agreement and the inclusion of “borrower-favorable” terms may impact recovery values and/or trading levels of senior loans in the future. The absence of financial maintenance covenants in a loan agreement generally means that the lender may not be able to declare a default if financial performance deteriorates. This may hinder the Fund’s ability to reprice credit risk associated with a particular borrower and reduce the Fund’s ability to restructure a problematic loan and mitigate potential loss. As a result, the Fund’s exposure to losses on investments in senior loans may be increased, especially during a downturn in the credit cycle or changes in market or economic conditions.

Senior loans are also subject to a heightened amount of valuation risk because of the limited public information available regarding senior loans. If the Fund holds a senior loan through another financial institution or relies on a financial institution to administer the loan, its receipt of principal and interest on the loan may be subject to the credit risk of that financial institution. Although senior loans are generally secured by specific collateral, there can be no assurance that liquidation of such collateral would satisfy the borrower’s obligation in the event of non-payment of scheduled interest or principal or that such collateral could be readily liquidated.

No active trading market may exist for certain senior loans, which may impair the ability of the Fund to realize full value in the event of the need to sell its position in a senior loan and which may make it difficult to accurately value senior loans. Lastly, senior loans may not be considered “securities,” and the Fund may not be entitled to rely on the anti-fraud protections of the federal securities laws.”

COMMENT:	(Applies to First Western Short Duration High Yield Credit Fund). Please disclose the amount of assets in leveraged loans that the Sub-Adviser intends to invest, on behalf of the First Western Short Duration High Yield Credit Fund, to correspond with the following risk disclosure: “Loans made to finance highly leveraged companies or transactions, such as corporate acquisitions, may be especially vulnerable to adverse changes in economic or market conditions.”

RESPONSE:	We have revised the prospectus to indicate that the First Western Short Duration High Yield Credit Fund may invest up to 15% of its assets in leveraged loans and other illiquid investments.

COMMENT:	(Applies to First Western Short Duration High Yield Credit Fund). Please describe the First Western Short Duration High Yield Credit Fund’s investment strategy with regards to private placement securities and Rule 144A securities in light of the statement that approximately 50.9% of the value of the Fund was invested in Rule 144A securities as of August 31, 2020.

RESPONSE:	We have added the requested disclosure to the first paragraph of the Principal Investment Strategies section.

COMMENT:	(Applies to First Western Short Duration High Yield Credit Fund). Since the Fund invests significantly in private placement securities and Rule 144A securities, explain why these are appropriate investments for an open-end mutual fund.

RESPONSE:	Pursuant to the Funds’ liquidity risk management program (“LRMP”), the First Western Short Duration High Yield Credit Fund may not invest over 15% of its net assets in private placement securities or other illiquid securities. Notwithstanding this policy, the Fund may invest in securities that are privately placed but eligible for purchase and sale by certain qualified institutional buyers (such as the Fund) under Rule 144A under the Securities Act of 1933, as amended (the “1933 Act”). Pursuant to the Funds’ LRMP, securities eligible to be resold pursuant to Rule 144A under the 1933 Act may be classified as liquid securities.

COMMENT:	(Applies to First Western Short Duration High Yield Credit Fund). In the paragraph before the “Principal Risks” section, explain in “Plain English” what is meant by high yield securities.

RESPONSE:	We have added the parenthetical (also known as “junk bonds”) to the description of high yield securities.

Thank you for your comments. Please contact me at 513.346-4181 if you have any questions.

Very truly yours,

/s/ Betsy Santen

Betsy Santen

Assistant Secretary